Exhibit 99.1

Moolec Signs an Offtake Agreement With Major Global CPG Company to Hit the US Market in 2025

Luxembourg. July 15, 2024 - Moolec Science SA (NASDAQ: MLEC; “the Company”), a Molecular Farming ingredient company, announced today the signing of an offtake agreement with one of the largest global consumer packaged goods and pet food companies for the use of Moolec’s patented science-based GLA Safflower Oil product, GLASO™ (the “Agreement”). This initial offtake agreement has a term of three years and establishes commercial conditions for the delivery of GLASO™ in US territory with an initial estimated volume of 50 tons for 2025.

GLASO™ is a nutritional omega 6 oil obtained from bioengineered safflower seeds. With high-GLA (gamma linolenic acid) concentration, Moolec’s product contains almost 3 times more GLA than conventional sources such as borage and primrose oil, making it the most concentrated GLA oil available on the market. GLA is widely recognized for its health-promoting attributes and is primarily embraced as a valuable addition to various diets in the form of a dietary supplement, functional food, cosmetics, and animal nutrition such as pet food, main application targeted by this offtake Agreement.

Moolec Science also announces that it has signed binding agreements with farmers to cultivate safflower as well as with an industrial partner to secure state of the art downstream capacity. Both agreements are paramount to ensure a fully-controlled and traceable supply chain for GLASO™.

“We are thrilled to announce this significant supply agreement for our GLASO™ nutritional oil product. This milestone, coupled with our new partnership for industrial toll processing, marks a pivotal step in our mission to deliver high-quality, innovative health solutions to our customers worldwide. It underscores our commitment to quickly scaling from small to large volume production and meeting the growing demand for sustainable nutritional ingredients,” said Martín Salinas, Chief Technology Officer & Co-Founder of the Company.

Moolec´s Molecular Farming Platform encompasses revolutionary technology enabling the production of high-quality ingredients, such as nutritional oils and proteins, in plants. The Company leads the industry in demonstrating that its technology can be scaled efficiently, affordably, and sustainably. This allows for ingredients to be designed that will offer significant cost-in-use reductions compared to traditional and cellular agricultural methods.

Gastón Paladini, CEO & Co-Founder of Moolec, concluded: “We are very excited about this team accomplishment. It is a concrete and important step in Moolec’s path to commercialize our flagship technology. Going forward, we will intensify our business development and commercialization efforts with major participants in the manufacturing and ingredients business.”

Note to reader: Due to the competitive nature of these agreements, and the fact that Moolec Science is in continuing negotiations for further contracts, disclosure over third parties and price will not be made at this time. Moolec Science will keep the market informed with updates on its annual report that provides a comprehensive overview of the company’s business and financial condition.

About Moolec Science SA

Moolec is a science-based ingredient company leader in the use of Molecular Farming technology for food and dietary supplementation markets. The Company’s mission is to create unique food ingredients by engineering plants with animal protein genes. Its purpose is to redefine the way the world produces animal proteins, for good and for all. Moolec’s technological approach aims to have the cost structure of plant-based solutions with the nutrition and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. The Company’s product portfolio and pipeline leverages the agronomic efficiency of broadly used target crops, like soybean, pea, and safflower to produce oils and proteins. Moolec also has an industrial and commercial R&D capability to complement the company’s Molecular Farming technology. Moolec secures a growing international patent portfolio (25+, both granted and pending) for its Molecular Farming technology. The Company is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit moolecscience.com and ir.moolecscience.com.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Contacts:

●	Press & Media inquiries | comms@moolecscience.com

●	Investor Relations inquiries: ir@moolecscience.com | MoolecIR@icrinc.com